NEWS RELEASE

September 13, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN OPTIONS CALDERA PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce that it has optioned its 100% owned Caldera project in Puebla State Mexico to Windstorm Resources Inc. (TSX-V: WSR, "Windstorm"). The Caldera project is located roughly 10 km from Almaden's new Ixtaca Zone discovery on its Tuligtic property which was announced in August 2010 (see Almaden’s news releases of August 9th and 17th, 2010) with the discovery intersection of 302.41 meters averaging 1.01 g/t gold and 48 g/t silver, including 1.67 meters averaging 60.66 g/t gold and 2112 g/t silver. The Caldera property covers an area of acid sulphate alteration that has similarities to Almaden's Caballo Blanco property, located 150 km to the east and under option to Goldgroup Mining Inc. ("Goldgroup"). Goldgroup has announced a 43-101 compliant resource containing 34.3 million tonnes averaging 0.60 g/t Au (139,000 oz Au indicated and 517,000 oz Au inferred; see Goldgroup 43-101 technical report of March 22, 2010).

J.D. Poliquin, chairman of Almaden commented, “Almaden has developed exciting drill targets on several properties in our portfolio including the Caldera project. With the company’s focus on the 100% owned Ixtaca discovery, the 60% owned El Cobre copper-gold porphyry project and the 100% owned Elk project, we are very pleased to be able to advance Caldera in partnership with Windstorm.”

The road accessible Caldera project was discovered by Almaden in 2007 and lies at the eastern end of the Trans Mexican Volcanic Belt. The property covers an 8 km by 2 km zone of intense acid sulphate alteration, including zones of massive to vuggy silica, quartz-alunite and kaolinite that appears to represent the very top levels of a well-preserved high sulphidation epithermal precious metal system. Rock samples taken to date in areas of acid sulphate alteration have returned values ranging from below detection to 40 ppb gold with elevated arsenic and mercury values. Work to date by Almaden has included geological and alteration mapping, soil and rock sampling and an induced polarization geophysical survey. High priority target areas are characterized by a combination of intense alteration, anomalous precious metal and pathfinder element geochemistry and high resistivity. Drill permits are already in place. Windstorm reports that it plans to complete a comprehensive data review followed by a Phase I drilling program.

Windstorm has the right to earn up to a 60% interest in the Caldera project by issuing 1,000,000 shares to Almaden and completing $5,000,000 in exploration work over six years. Of the work requirement, $150,000 is a firm commitment to be spent in the first year of the agreement. This agreement is subject to TSX Venture Exchange approval.

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into sample stream for the Company’s drilling programs as part of a quality assurance and control program which complies with National Instrument 43-101 requirements.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently five projects (Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”__________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.